Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: SouthTrust Corporation
Subject Company: SouthTrust Corporation
Commission File No.: 0-3613

Date: June 21, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia and SouthTrust, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s and SouthTrust’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s and SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning SouthTrust or the proposed merger or other matters and attributable to SouthTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and Wachovia and SouthTrust will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

SouthTrust and Wachovia

General Q&A posted on SouthTrust’s internal web site

General information

When will the transaction close?

The transaction is anticipated to close in the fourth quarter of 2004.

When will the systems conversion be complete?

The conversion and sign change will be gradually phased in to minimize any inconvenience to our customers. Completion is expected by the end of 2005.

Will the SouthTrust Logo change?

Yes. SouthTrust will assume the Wachovia name and brand.

What will happen to the SouthTrust headquarters in Birmingham?

Birmingham will continue to be a very important city for us, but corporate headquarters will be in Charlotte. It is too early to know any real estate impacts, and those decisions will be determined by a methodical process and plan.

What does the name Wachovia mean?

Wachovia is the Latin form of the German word “Wachau,” the name given by Moravian colonists in 1753 to the tract of land they acquired in what is now the Piedmont region of North Carolina. The name was chosen because the land’s abundant streams and green pastures resembled a valley along the Danube River known as “Der Wachau”—the ancestral home of the Moravians’ benefactor, Count Nicholas Zinzendorf.

People/Organization

What role will Mr. Malone play in the combined company?

Mr. Malone will serve as Vice Chairman as a member of the Board of Directors. Ken Thompson remains Chairman, CEO and President of Wachovia.

What is the composition of the new executive leadership?

Wallace Malone and two other directors will join the Wachovia Board of Directors. In addition, Frank Schmidt from SouthTrust will serve as integration co-head with David Carroll from Wachovia. Regional senior leadership will be comprised of key leaders from both companies, and will be announced shortly.

Strategy/Rationale; Shareholders

There were five reasons SouthTrust decided to move forward with this merger:

•	Like SouthTrust, Wachovia has an excellent franchise and an extensive offering of high-quality products and services. Without a doubt, this merger creates the best franchise in the best market in the country.

•	Joining Wachovia provides an excellent opportunity for future growth and long-term value as current SouthTrust customers gain access to all of Wachovia’s product offerings.

•	Our cultures are very compatible. Employees at both companies share a common set of values. At the top of that list is ethics and integrity. And, we all share a commitment to personalized service, teamwork, excellence, accountability and action.

•	This merger is good for our shareholders. It will add about 24% to the value of our shares and increase the dividend by about 50%. The new Wachovia’s size, operations in high-growth markets and excellent management will only add to the value our shareholders will receive.

•	We watched Ken Thompson, Chairman and CEO of Wachovia, and his team very carefully during the Wachovia/First Union transaction. We were very much impressed with how they managed such a large transaction and met or exceeded every one of their stated goals.

How will both companies maintain momentum and focus with respect to day-to-day business and priorities such as customer service, revenue generation and expense management?

SouthTrust has a proven track record of strong customer service with our Quality Service Guarantee. And, SouthTrust has successfully managed 130 acquisitions through the years. Wachovia also has a proven track record of strong customer service and revenue growth during integration. Once both organization are fully integrated, our experienced leaders will help ensure a continue focus on our highest priority – delivering a broader array of products and stellar service to our customers. Our momentum should be propelled forward by this new combination. Our integration plan is to phase in the transition gradually over the next 15 months. This approach is designed to allow us to stay the course in serving customers and achieving revenue and expense goals.

Customers

What will happen to my local branch? Employees?

You will not see any changes immediately, so continue doing business as usual. In areas where the two companies have overlap, any decisions about ongoing locations will not be made until a balanced and through review is complete. We will share these decisions with employees and customers well in advance of any change.

Do your projections allow for any customer attrition?

We are extremely focused on customers and every decision and action in this process will be driven first and foremost to meet our customers’ expectations. Our goal is to lose no customers.

What will happen to accounts?

There will be no immediate changes to any products or accounts. Any enhancements or changes in the future will be communicated in advance. Continue to do business as usual.

Will this mean higher fees?

The combined company will offer more convenience for customers and a wealth of competitive products and services. As final decisions are made regarding products and pricing, customers will receive communication well in advance.

Are my deposits still FDIC insured?

Yes. There is no change.

Will SouthTrust or Wachovia products or rates change?

At this time there will be no changes. The combined company will offer a highly competitive line of products and services, as they do today. More specifics about product selection will be determined going forward.

Should I continue to use the SouthTrust web site for my online banking?

Yes. The web sites will be combined at some point, but nothing has changed at this point. We will communicate details well in advance. Customers should continue business as usual.

How will you communicate with customers?

Customer communication will be a key focus. We will provide all customers thorough and timely information about this merger and any changes they may see through direct mail and information on our web site.

Employees and Branches

What is the plan for branch consolidation?

We expect to consolidate approximately 130-150 of our 3,262 total branches. We expect that we will be required by regulation to sell less than $1 billion of deposits. Prior to making decisions about branch consolidations, we will gather data about our customers’ preferences and retain the branches that offer the most convenience to our customers.

When will branch signage change?

Branch signs will be changed when conversion is complete, near the end of 2005.

How many employees will be displaced?

When the two companies are fully combined over a 15-month integration period, we estimate that the employee base will be reduced by about 4,300. We expect that about 25% to 35%of this reduction will occur through attrition.

We expect no immediate changes, particularly as it relates to branch employees and others who serve our customers. Employees will be notified well in advance of any changes to their role, and the effort will include a methodical process that will be shared in detail when plans are finalized.

If an employee has posted for a job, is the posting on hold?

No.

If an employee has received an offer for a new job, but hasn’t reached the start date, is the job still open?

All offers that have been extended and accepted will be honored.

Community

How will this transaction affect either company’s commitment to community?

Both partners have a tradition of giving back to the communities where we work and live through contributions, employee volunteer time and community development activities. Together, we will continue this commitment to community as a new company that is stronger than ever. Commitments for charitable contributions will be honored.

Are there any CRA issues to be concerned about?

Wachovia and SouthTrust are fully committed to the markets we serve. As a combined company, we will continue our focus on strengthening neighborhoods and increasing affordable housing options.